Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

H World Group Limited

華住集團有限公司

(Formerly known as Huazhu Group Limited)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

H World Group Limited (the “Company”) announces that the record date for the purpose of determining the eligibility of the holders of the ordinary shares of the Company, par value US$0.00001 per share (the “Ordinary Shares”) to attend and vote at the forthcoming annual general meeting of the Company (the “General Meeting”) will be as of the close of business on Monday, May 18, 2026 (Hong Kong time) (the “Ordinary Shares Record Date”). In order to be eligible to attend and vote at the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Monday, May 18, 2026 (Hong Kong time). All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to attend and vote at the General Meeting.

Holders of American Depositary Shares (the “ADSs”) issued by Citibank, N.A., as depositary of the ADSs, and representing the Ordinary Shares are not entitled to attend or vote at the General Meeting in person under the amended and restated memorandum and articles of association of the Company. Holders of ADSs as of the close of business on Monday, May 18, 2026 (New York time) (the “ADSs Record Date”), will be able to instruct Citibank, N.A., the holder of record of the Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Citibank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions that it has properly received from ADS holders who hold ADSs as of the ADSs Record Date. Please be aware that, because of the time difference between Hong Kong and New York and the time required to process the ADS cancellation and re-registration of Ordinary Shares, if a holder of ADSs wishes to attend and vote at the General Meeting, such holder must cancel their ADSs in exchange for Ordinary Shares well before Monday, May 18, 2026 (New York time). Any such holder of ADSs who presents ADSs for cancellation on or prior to the ADSs Record Date will not be able to instruct Citibank, N. A., as depositary of the ADSs, as to how to vote the Ordinary Shares represented by the cancelled ADSs as described above.

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Details including the date and location of the General Meeting will be set out in the Company’s notice of General Meeting to be issued together with the proxy materials in due course.

By order of the Board H World Group Limited JI Qi Executive Chairman

Hong Kong, May 4, 2026

As at the date of this announcement, the Board comprises Mr. JI Qi, the Executive Chairman, Ms. ZHENG Jie, the Executive Director and Mr. Justin Martin LEVERENZ, as directors; Mr. John WU Jiong, Mr. HEE Theng Fong, Ms. CAO Lei and Ms. ZHANG Yi (alias Bonnie Yi ZHANG) as independent directors.

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